# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celularity Inc, CIK 0001752828
CUSIP: 151190105
Title of class of securities: Class A Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 170 Park Avenue, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-21-025628
Filed by CIK 0000014272

## Reporting persons
- BRISTOL MYERS SQUIBB CO: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 426,372; sole dispositive power 0; shared dispositive power 426,372; aggregate amount beneficially owned 426,372 (1.9% of the class)
  Comment: (1) Calculated based upon 22,484,239 shares of Class A common stock, par value $0.0001 per share, outstanding as of December 2, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 6, 2024.
- CELGENE CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 426,372; sole dispositive power 0; shared dispositive power 426,372; aggregate amount beneficially owned 426,372 (1.9% of the class)
  Comment: (1) Calculated based upon 22,484,239 shares of common stock, par value $0.0001 per share, outstanding as of December 2, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 6, 2024.

## Item 1. Issuer
Name of issuer: Celularity Inc
Address of issuer's principal executive offices: 170 Park Avenue, Florham Park, New Jersey, 07932

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is being jointly filed by: (i) Bristol-Myers Squibb Company ("BMS") and (ii) Celgene Corporation ("Celgene"). Celgene is a direct wholly owned subsidiary of BMS.
Address of principal business office or, if none, residence:
BMS
Route 206 & Province Line Road, Princeton, New Jersey 08543

Celgene
86 Morris Avenue
Summit, New Jersey 07901
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Celgene, a direct wholly owned subsidiary of BMS, is the record holder of 426,372 shares of Class A Common Stock of the Issuer. BMS does not directly own any shares of Class A Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, BMS is deemed to own beneficially the Class A Common Stock that Celgene owns as a record holder.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement dated July 26, 2021, between BMS and Celgene.
https://www.sec.gov/Archives/edgar/data/14272/000114036121025628/brhc10027143_ex99-1.htm

## Signatures
- BRISTOL MYERS SQUIBB CO: /s/ Amy Fallone, Amy Fallone / Corporate Secretary (02/14/2025)
- CELGENE CORPORATION: /s/ Amy Fallone, Amy Fallone / Vice President and Secretary (02/14/2025)